August 16, 2007

Mr. Richard Tan
Chief Executive Officer
Stone Tan China Acquisition Corp.
9191 Towne Center Drive, Suite 410
San Diego, California 92122


      Re:	Stone Tan China Acquisition Corp.
      	Amendment No. 5 to Registration Statement on Form S-1
   Filed August 13, 2007
   File No. 333-142729


Dear Mr. Tan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Further comments may be forthcoming, and after reviewing this information, we may raise additional comments.

General
1. We note your responses to prior comments two and five and revised disclosure on pages 21, 47 and 73. We still believe that the phrase
"subject to their respective existing fiduciary obligations" does not clarify the relevant priorities. Please revise statements that the insiders` obligations are "subject to" existing fiduciary obligations to clearly state, if true, that obligations to affiliated companies take priority over you, and that opportunities attractive to you and to affiliated companies must first be presented to affiliated companies.
2. In this regard, we note that the second to last paragraph on page
47 and the second full paragraph on page 73 indicate that certain conflicts are minimized because the affiliated company is "focused exclusively on its current portfolio companies" or not "looking at" entities in China. Elsewhere you refer to conflicts with other companies, including Domtar, Samling Global, ESI, and McDonalds. Please revise page 73 to provide a listing of each entity with which a conflict of interest may or does exist, and indicate for each such entity the priority and preference such entity has relative to you with respect to the performance of obligations and the presentation of business opportunities.

3. Also, if you have established criteria for evaluating any contacts, discussions or opportunities insofar as they relate to you and companies with which a conflict of interest may or does exist, disclose such criteria and discuss how they are applied. If you have not established any such criteria, revise to so state. See comment
35 from our letter dated June 8, 2007, comment 16 from our letter dated July 6, 2007 and comment nine from our letter dated July 27, 2007.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Angela Halac at (202) 551-3398 if you have questions regarding the financial statements and related matters.
Please contact James Lopez at (202) 551-3536 with any other questions.

      					Sincerely,



      					John Reynolds
      					Assistant Director

cc:	Fran Stoller, Esq.
	Fax (212) 214-0706